Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 7, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on December 6, 2006, entitled “VODAFONE ANALYST AND INVESTOR DAY: EMAPA REGION”.

6 December 2006

VODAFONE ANALYST AND INVESTOR DAY: EMAPA REGION

Vodafone Group Plc (“Vodafone”) is today hosting an analyst and investor day in London, which will focus on its EMAPA (Eastern Europe, Middle East, Africa, Asia Pacific and Affiliates) region.  The day will be introduced by Arun Sarin, Vodafone’s Chief Executive, and this will be followed by an overview from Paul Donovan, CEO EMAPA, before individual presentations focusing on Vodafone’s subsidiaries in Romania, Turkey and Egypt and its joint venture, Vodacom, in South Africa.

The presentations given by the management of these businesses will highlight the latest market dynamics and give greater detail on how these operations are capturing the growth opportunities within their markets.

In December 2005, Vodafone provided certain financial metrics on its business in Turkey and these will be updated during this morning’s presentation.  Vodafone reiterates its expectations of compound average annual revenue growth of 20% in US$ for Vodafone Turkey for the next five years, but is now targeting EBITDA margin percentage in the medium term to be in the high-twenties compared with mid-twenties previously.

The initial capital expenditure investment to turn around the business of US$1.2 billion is now expected to be around US$850 million. As a result of this and a better operating performance, Vodafone now expects to fund the initial capital expenditure investment from operating cash flows rather than through an additional US$1 billion of funding previously envisaged. In terms of adjusted earnings per share dilution, Vodafone now sees the transaction diluting adjusted earnings per share for two years, one year less than previously anticipated.

The principal driver of the EBITDA improvement in Vodafone Turkey has come from securing greater cost efficiencies than previously envisaged. These include an innovative contract that has today been awarded to Motorola to modernise, expand and upgrade the existing 2G Radio Access Network based on the expected total cost of ownership. This contract was designed to optimise Vodafone’s capital expenditure in a way that is expected to minimise network operating costs and give greater price predictability over the eight-year contract period, while delivering on certain key performance requirements in areas such as capacity and coverage.

Arun Sarin said: “Our recent interim results highlighted the operational strength of our EMAPA region and the growing importance of emerging markets to the Group overall.  Since May last year, we have enhanced our interest in all four of the businesses presenting today and we look forward to their continuing strong performance in the years ahead.”

Today’s event will be broadcast live via a webcast available on the Vodafone website http://www.vodafone.com/investor beginning at 9am (UK time).   All presentations and related materials will be available through the webcast.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

CAUTIONARY STATEMENT

This press release contains “forward-looking statements” with respect to Vodafone’s business in Turkey, including statements in relation to revenue growth, EBITDA margin, expected capital expenditure, operating performance and effects of operating performance on Vodafone’s earnings per share. By their nature, these statements relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:  changes in economic or political conditions in Turkey that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity; slower than expected customer growth in Turkey and reduced customer retention; changes in the spending patterns of new and existing customers; the Group’s ability to develop competitive data content and services that will attract new customers in Turkey and increase average usage; changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes in the EMAPA region; and changes in exchange rates.  Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Trends and Outlook-Risk Factors” in the Group’s Annual Report for the financial year ended 31 March, 2006. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date December 7, 2006	By: /s/ Stephen R. Scott
Name: Stephen R. Scott
Title: Company Secretary